UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 24, 2026

FullPAC, Inc.

(Exact name of issuer as specified in its charter)

Nevada	39-2886611
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1206 Laskin Road, Suite 201-o

Virginia Beach, VA 23451

(Address of principal executive offices)

(757) 821-2121

(Issuer’s telephone number, including area code)

Common stock

(Title of each class of securities issued pursuant to Regulation A)

Item 8. Certain Unregistered Sales of Equity Securities

On April 24, 2026, FullPAC, Inc. (the “Company”) sold and issued an aggregate of 519,258 shares of its common stock, par value $0.0001 per share (the “common stock”) to certain accredited investors at a purchase price of $5.00 per share, for aggregate gross proceeds to the Company of approximately $2.6 million (the “Private Placement”). The Company currently intends to utilize the proceeds from the Private Placement for working capital and to begin redeeming the Seed Notes issued by the Company between June and September of 2025. No commissions or finder’s fees were paid in connection with the Private Placement.

The issuance and sale of the shares in the Private Placement were made in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and/or Rule 506(b) of Regulation D promulgated thereunder.

Item 9. Other Events

Founder Share Sale

In connection with the Private Placement, Travis Trawick, the Company’s Chief Executive Officer and Chairman of the Board of Directors, sold an aggregate of 3,196,737 shares of the Company’s common stock to the same accredited investors that were purchasers in the Private Placement (the “Founder Share Sale”). The purchase price per share in the Founder Share Sale was $0.10, and Mr. Trawick received gross proceeds of approximately $320,000. The Company was not a party to the Founder Share Sale and will not receive any proceeds from the sale of shares by Mr. Trawick. The Founder Share Sale closed concurrently with the Private Placement.

After giving effect to the Private Placement and the Founder Share Sale, the Company had 21,581,738 shares of common stock outstanding, 11,803,263 (54.7%) of which were held by Mr. Trawick.

Placement Agent and Lock-up Waivers

Dawson James Securities, Inc. (the “Placement Agent”) agreed to waive its role as placement agent solely in connection with the Private Placement and the Founder Share Sale. Additionally, the Company and the Placement Agent agreed to waive the existing lock-up agreement with Mr. Trawick solely with respect to the shares of common stock sold by Mr. Trawick in the Founder Share Sale.

Registration Rights and Exchange Trading Restriction

Pursuant to the stock purchase agreements for the Private Placement and Founder Share Sale, the Company has agreed that it will not allow its common stock to commence trading on a national securities exchange until a registration statement covering the resale of the shares of common stock sold in both the Private Placement and the Founder Share Sale has been declared effective by the Securities and Exchange Commission. The Company will not receive any proceeds from any resale of shares pursuant to this registration statement.

EXHIBIT INDEX

Exhibit No.	Description
6.1	Form of Stock Purchase Agreement between FullPAC, Inc. and the purchasers
6.2	Form of Stock Purchase Agreement between Travis Trawick and the purchasers
6.3	Placement Agent Waiver Agreement, dated as of April 24, 2026, between FullPAC, Inc. and Dawson James Securities, Inc.
6.4	Lock-up Waiver Agreement, dated as of April 24, 2026, between FullPAC, Inc., Dawson James Securities, Inc., and Travis Trawick

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FullPAC, Inc.

By:	/s/ Isaac Dietrich
Name:	Isaac Dietrich
Title:	Chief Financial Officer
Date:	April 29, 2026